VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04 August 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
<u>Corporate Administrator</u>

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

25 July 2005

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Melissa Grundy

Dear Ms Grundy

Request for Trading Halt

The Company advises that it is in the process of finalising a material transaction over the next 48 hours which, if finalised and approved, will result in an announcement by the Company setting out the details of the transaction and its financial consequences.

The Company hereby requests an immediate trading halt on its securities in order to pre-empt speculation or trading in an uninformed market.

Immediately the transaction has been approved, the Company will issue an announcement to the market, following which the trading halt can be lifted.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Phil Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 July 2005

RE-ENGINEERING OF PRODUCTION DIVISION

BACKGROUND

As previously advised to the market, Village Roadshow Limited ("VRL") has been exploring the possibility of re-engineering its investment in its film production division, Village Roadshow Pictures ("VRP"), with a view to aligning its investment profile so as to be consistent with Village Roadshow's other major operating divisions. Widely respected US Investment Bank, Allen & Co, LLC was retained last year to assist the Company in the examination of the options to meet this objective.

RESTRUCTURE AGREEMENT

VRL has now reached agreement with Crescent Film Holdings Limited and Crescent Entertainment LLC (together "Crescent"), whose principals include Norman Lear, Hal Gaba and Michael Lambert, for a financial restructure of Village Roadshow Pictures which is consistent with the Company's investment objectives.

The restructure will result in:

- Crescent being granted options to acquire 50% of the shares in the head companies in the entities of VRP which constitute and carry on the "Hollywood" film production and related film distribution business of the VRP group ("VRPG").
- Crescent advancing US$115m by way of Promissory Note to VRPG to enable it to:
  - repay an inter-company loan of US$100m owed to VRL; and
  - pay a dividend of US$15m to VRL.
- The Promissory Note is repayable to Crescent with a coupon of 8% out of the net cash flow of VRPG:
  - there is no recourse to VRL or any other member of the Village Roadshow group outside VRPG for repayment of this Note;
  - based on current VRP management projections, it is expected that VRPG cash flow will see this Note being repaid in the short to medium term.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

- Once the Note has been repaid, Village is entitled to receive all of the net cash flow of VRPG until such time as:
  - Village Roadshow receives at least US$115m together with a coupon of 8% p.a.; and
  - Cresent exercises the options (if ever). (This means that whilst the options remain unexercised Village Roadshow will be entitled to 100% of the net cash flow.)

The Company will remain responsible for the existing clawback in respect of film profits received by VRP prior to 1 July 2005. This contingent liability as at 30 June 2005 was US$26.5m and will not increase. Based on current projections, the contingent liability is not expected to crystallise.

The transaction, together with the new Letter of Credit Facility set out below, is expected to give rise to an accounting loss before tax (recognised in the 2006 financial year under A-IFRS) of approximately A$26m (post-tax loss A$20m). This loss represents transaction costs arising from the re-engineering and a realised net foreign exchange loss of approx. A$6m. Notwithstanding this loss, the VRL Board firmly believes the transaction is both a strategic necessity and financially prudent having regard to the alignment of its investment profile in VRPG to that of the rest of the VRL operating divisions.

In addition operating profits from VRPG will be reduced in the short to medium term mostly due to the 8% coupon on the Crescent Note, whilst offsetting this to a large extent will be interest income from the proceeds received.

Completion of this transaction is expected to occur in September 2005. The restructure is subject to various conditions precedent. The Company has had preliminary discussions with all parties concerned and believes that it is reasonable to expect that all conditions will be met.

LETTER OF CREDIT FACILITY

VRP also reached agreement with Dresdner Bank AG, New York Branch for the provision of a US$70m Letter of Credit Facility to replace the US$70m cash deposit currently provided by VRP as credit support for its US$900m film financing facility.

This new facility was executed and closed last week in New York. The US$70m cash deposit has been released back to VRP which has used the proceeds to repay an outstanding inter-group loan to Village Roadshow Pictures International Pty Ltd, a wholly owned subsidiary of VRL. In addition repayment of an existing third party loan to VRP of US$20m from CIBC Inc has been completed utilising part of these proceeds.

This Letter of Credit facility is being provided to Village Roadshow Distribution (BVI) Limited ("VRD") and will be serviced by VRD out of its cash flow from operations without any credit support from or recourse to VRL or any other member of VRPG or the Village Roadshow group. It is important to note that this Letter of Credit has been negotiated with Dresdner Bank AG and the banking syndicate, and is independent of the Crescent transaction. This US$70m credit support is an ongoing requirement for the credit facility that finances VRPG's slate of movies.

Effect of Re-Engineering Transactions

These two transactions, after third party debt repayments and transaction costs of approx US$15m, are anticipated to result in an inflow of funds of approximately US$150m (A$200m) to the parent company, Village Roadshow Limited. This, together with earlier profit distributions from VRPG, has repaid all of the funds (US$170m) advanced to VRP as part of the credit support required for the February 2003 re-financing.

Restructure of "Hollywood" Production and Distribution Business

VRL and Crescent have entered into Governance Agreements relating to the management and operation of VRPG.

Crescent and Village Roadshow have agreed to work together to jointly pursue strategic growth opportunities in filmed entertainment including:

- the expansion of the existing Hollywood production and development business;
- the production and development of specialty (low budget) and direct to video films; and
- the acquisition and distribution of film libraries.

Mr Graham Burke, CEO of Village Roadshow said "These are our type of guys and together we plan to take VRPG to new heights."

Mr Robert Kirby, Chairman of Village Roadshow added "This is the beginning of not only a new expanded vision for Village Roadshow Pictures but also a whole range of expansion opportunities for the Village Roadshow Group."

Cresent Entertainment, LLC, a new venture of Act III Entertainment, LLC and Lambert Entertainment, LLC, is an investment and management company focused on motion picture, television and other media assets. Cresent is affiliated with Act III Communications and Lambert Television, Inc., owners of a major independent record label, a television production and distribution company, as well as television stations in the U.S. and abroad.

Dresdner Kleinwort Wasserstein also assisted the Company in this restructure.

FUTURE PROSPECTS

Following completion of these transactions VRL will, with its new strategic partner Crescent, continue to explore opportunities to further strengthen the film production division.

The highly anticipated *Charlie & The Chocolate Factory* starring Johnny Depp and produced by Tim Burton was released in the US two weeks ago as VRP's 14th #1 US opening since 1999 and the 3rd biggest opening for all films for 2005. Upcoming releases from Village Roadshow Pictures include the feature film remake of the 1970's iconic TV series, *The Dukes of Hazzard*, starring Johnny Knoxville, Sean William Scott and Jessica Simpson, *Rumor Has It*, a romantic comedy starring Jennifer Aniston and Kevin Costner, and the George Miller helmed *Happy Feet* currently in production in Sydney.